February 13, 2020

Paul Wallace
Chief Executive Officer
FEC Resources Inc.
Suite 2300, Bentall 5, 550 Burrard Street
Vancouver, BC, V6C 2B5

       Re: FEC Resources Inc.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed February 3, 2020
           File No. 333-235559

Dear Mr. Wallace:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 8, 2020 letter.

Form F-1/A filed February 3, 2020

Prospectus Cover Page, page 3

1. In your response to comment 1, you state that your "intent is to register (A) the distribution of the Rights to our shareholders; (B) the distribution of the Common Shares to shareholders who exercise their Rights; and (C) the resale of Common Shares by shareholders who exercise their Rights." Please revise your disclosure in the prospectus cover page header and in the third paragraph to clarify that you also are registering the distribution of Common Shares to shareholders who exercise their Rights. In addition, please file the subscription agreement and the form of rights certificate as exhibits with your next amended registration statement.
 Paul Wallace
FEC Resources Inc.
February 13, 2020
Page 2
Prospectus Summary
Our Company, page 6

2. We note the discussion at pages 30 to 36 under the caption "Forum Energy Limited." You state that Forum Energy Limited ("FEL") "was established through the consolidation in
      2005 of the Philippine assets of FEC Resources, Inc. of Canada, and Sterling Energy Plc
      of the UK into one corporate entity" and that you and FEL "are both ultimately under the control of PXP Energy Corporation and are therefore affiliates." We also note your response to prior comment 2, and we re-issue that comment in part. Please provide us with a more complete analysis and additional precedent to explain why your 6.8% interest in FEL supports your reliance on Section 3(c)(9) of the Investment Company Act.
U.S. Federal Income Tax Considerations, page 10

3. The following disclosure, providing your opinion as to the tax consequences of the distribution, appears inconsistent with your response to comment 3: "It is our opinion, that the distribution of Rights to U.S. holders of our Common Shares or of rights to acquire
      Common Shares should be treated, for U.S. federal income tax purposes, as a non-taxable distribution under Section 305(a) of the Internal Revenue Code of 1986 .
.. . ." Please
      further revise your disclosure to address that comment or in the alternative file a tax opinion as an exhibit.

        Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.



                                                            Sincerely,
FirstName LastNamePaul Wallace
                                                            Division of
Corporation Finance
Comapany NameFEC Resources Inc.
                                                            Office of Energy &
Transportation
February 13, 2020 Page 2
cc:       Scott Lawler, Esq.
FirstName LastName